January 6, 2017
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Rosenberg:
We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated December 28, 2016 regarding Ambac Financial Group’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2015 and Form 10-Q for the Quarterly Period Ended September 30, 2016, File No. 001-10777. That letter asked us to respond to the comments within 10 business days or inform the SEC of when we will provide a response.
We spoke with Mr. James Peklenk, SEC Staff Accountant, on January 6, 2017, to request an extension to respond to the comment letter. Mr. Peklenk indicated the SEC would permit us to extend the response by an additional 10 business days. As a result, we anticipate responding to the December 28, 2016 comment letter within 20 business days by January 27, 2017.
We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 658-7508, Robert Eisman at (212) 208-3393 or Richard Alger at (212) 208-3196 with any questions or comments.
Sincerely,

/s/ David Trick
David Trick
Executive President
Chief Financial Officer and Treasurer